Exhibit 99.2

000001 MR SAM SAMPLE 123 SAMPLES STREET Security Class 123 SAMPLETOWN SS X9X 9X9 Holder Account Number C1234567890 XXX Black or Blue pen preferred. Print in CAPITAL letters inside the boxes. Fold Proxy Form—Annual Meeting of Shareholders to be held on April 7, 2020 Notes to Proxy Form 1. Every shareholder has the right to appoint a proxyholder, who need not be a shareholder, to attend, vote and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the shareholder is a corporation, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority. 3. This form of proxy revokes any proxy previously given with respect to the meeting. 4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder. 5. The shares represented by a properly executed proxy will be voted for or against or withheld from voting or the shareholder may vote to abstain, as applicable, in each case as instructed by the shareholder. This form of proxy confers discretionary authority on the proxyholder to vote as they wish in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the meeting. Unless otherwise specified, the proxyholders designated by management in this form of proxy will vote FOR items 1, 2 and 3 and AGAINST items 4 through 7. 6. If you mark the ABSTAIN box, you are directing your proxy to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results. Fold 7. This form of proxy should be read with the accompanying Notice of Meeting and Management Proxy Circular. METHOD OF VOTING To Vote by Mail To Vote by Fax To Vote Using the Internet To Receive Documents Electronically • Complete, sign and date the reverse hereof. • Complete, sign and date the reverse hereof. • Go to the following web site: • You can enroll to receive future shareholder • Return this Proxy in the envelope provided • Forward it by fax to 1-866-249-7775 for calls www.investorvote.com communications electronically by visiting or to within Canada and the U.S. There is NO • Smartphone? www.investorcentre.com and clicking on “Sign up CHARGE for this call. Scan the QR code for eDelivery” at the bottom of the page. Computershare Trust Company of Canada to vote now. 100 University Avenue, 8th floor • Forward it by fax to 416-263-9524 for calls Toronto, Ontario M5J 2Y1 outside Canada and the U.S. Proxies must be received by 5:00 p.m. (Eastern), April 6, 2020. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 017BN40001 01K0OBi

Proxy Form—Annual Meeting of Shareholders to be held on April 7, 2020 Notes to Proxy Form 1. Every shareholder has the right to appoint a proxyholder, who need not be a shareholder, to attend, vote and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the shareholder is a corporation, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority. 3. This form of proxy revokes any proxy previously given with respect to the meeting. 4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder. 5. The shares represented by a properly executed proxy will be voted for or against or withheld from voting or the shareholder may vote to abstain, as applicable, in each case as instructed by the shareholder. This form of proxy confers discretionary authority on the proxyholder to vote as they wish in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the meeting. Unless otherwise specified, the proxyholders designated by management in this form of proxy will vote FOR items 1, 2 and 3 and AGAINST items 4 through 7. 6. If you mark the ABSTAIN box, you are directing your proxy to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results. Fold 7. This form of proxy should be read with the accompanying Notice of Meeting and Management Proxy Circular. METHOD OF VOTING To Vote by Mail To Vote by Fax To Vote Using the Internet To Receive Documents Electronically • Complete, sign and date the reverse hereof. • Complete, sign and date the reverse hereof. • Go to the following web site: • You can enroll to receive future shareholder • Return this Proxy in the envelope provided • Forward it by fax to 1-866-249-7775 for calls www.investorvote.com communications electronically by visiting or to within Canada and the U.S. There is NO • Smartphone? www.investorcentre.com and clicking on “Sign up CHARGE for this call. Scan the QR code for eDelivery” at the bottom of the page. Computershare Trust Company of Canada to vote now. 100 University Avenue, 8th floor • Forward it by fax to 416-263-9524 for calls Toronto, Ontario M5J 2Y1 outside Canada and the U.S. Proxies must be received by 5:00 p.m. (Eastern), April 6, 2020. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 017BN40001 01K0OBi . Mr A Sample C1234567890 XXX 123 This Proxy is solicited by and on behalf of Management of The Bank of Nova Scotia. Appointment of Proxyholder The undersigned holder of common shares of Print the name of the The Bank of Nova Scotia hereby appoints: OR person you are appointing Aaron W. Regent, Chairman of the Board, or failing him, Brian J. Porter, instead of the foregoing President and Chief Executive Officer as proxyholder of the undersigned, with the power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of The Bank of Nova Scotia to be held on April 7, 2020 and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and with authority to act in the proxyholder’s discretion in respect of such amendments or variations and other matters as may properly come before the meeting. The Directors recommend shareholders vote FOR items 1, 2 and 3 below: 1. Election of Directors For Withhold For Withhold For Withhold For Withhold Nora A. Aufreiter Tiff Macklem Aaron W. Regent L. Scott Thomson Fold Indira V. Guillermo E. Babatz Michael D. Penner Benita M. Warmbold Samarasekera Scott B. Bonham Brian J. Porter Susan L. Segal Charles H. Dallara Una M. Power For Withhold 2. Appointment of KPMG LLP as auditors For Against 3. Advisory vote on non-binding resolution on executive compensation approach Shareholder Proposals (set out in the accompanying Management Proxy Circular) The Directors recommend shareholders vote AGAINST the Shareholder Proposals below: Fold For Against Abstain 4. Shareholder Proposal 1 5. Shareholder Proposal 2 6. Shareholder Proposal 3 7. Shareholder Proposal 4 Shareholder Signature(s)—Sign Here—This section must be completed. Signature(s) Day Month Year Quarterly Reports Request Annual Report Waiver Mark Statements this box and if you MD&A WANT by mail. to receive If you (or do continue not mark to this receive) box and Quarterly return this Financial form, Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be Quarterly Reports will not be sent to you in 2020. sent to you. BNSQ 291971 9XX AR2 999999999999 01K0PA